Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

www.drinkerbiddle.com

March 23, 2018

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward P. Bartz

Re:	Destra International & Event-Driven Credit Fund, File Nos.: 333-221584; 811-23309

Dear Mr. Bartz:

The following responds to the comments you provided on December 15, 2017 in connection with your review of the registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Destra International & Event-Driven Credit Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

Prospectus

Outside Front Cover

1.	Comment: Please move the three risks provided in bullet points on page ii of the prospectus to the outside front cover of the prospectus, and restate them in bold typeface. Please also add to the outside front cover page a bullet point in bold typeface stating that the Fund’s shares will not be listed on an exchange, that it is not anticipated that a secondary market for the shares will develop, and that an investment in the Fund may therefore not be suitable for investors who may need the money they invest within a specified timeframe.

Response: The Registrant will revise the disclosure as requested.

2.	Comment: Please ensure that the pricing table and accompanying footnotes provided on page iii of the prospectus, as well as the first paragraph on page iv of the prospectus, appear on the outside front cover page. See Item 1.1 of Form N-2.

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant will revise the disclosure as requested.

Summary of Investment Strategy (Page i)

3.	Comment: The first paragraph of this section discloses that the Fund invests in non-U.S. entities. Please add to this disclosure, as stated in the “Foreign Instruments” section on page 17 of the prospectus, that the Fund’s investments in non-U.S. entities include issuers in emerging market countries. Please add a specific emerging market risk bullet point to the “Risk Factors” section on page 8 of the prospectus.

Response: The Registrant will revise the disclosure as requested.

4.	Comment: Since the Fund includes the term “credit” in its name, please revise the first sentence of the first paragraph of this section to specify that the Fund will invest at least 80% of its assets in “credit” investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940.

Response: The Registrant respectfully declines to make this change, as the first sentence of the paragraph states that the Fund, under normal market conditions, will, “invest at least 80% of its total assets (including borrowings for investment purposes) in credit related instruments and/or investments that have similar economic characteristics as credit related instruments that are considered by the Fund to have the potential to provide a high level of total return.” The disclosure continues, then, to define credit related instruments to, “include bonds, debt securities and loans issued by various U.S. and non-U.S. public- or private-sector entities, including issuers in emerging markets, derivatives and cash equivalents.”

5.	Comment: The second paragraph of this section states that the Fund expects to invest “between 0% and 100%” of its assets in international credit investments. Since the Fund’s name includes the term “international,” please revise this section to expressly describe how the Fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

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Response: The Registrant will revise the section to include the following disclosure:

Under normal market conditions, the Fund will invest at least 40% of its total assets in securities of non-U.S. issuers.

6.	Comment: The second paragraph of this section also states that the Fund will invest “between 0% and 50%” of its assets in event-driven credit investments. Since the Fund’s name includes the term “event-driven,” please revise this section to provide a policy to invest significantly in event-driven investments under normal market conditions.

Response: The Registrant respectfully declines to make this change, as the “Event-Driven Credit strategy” is a defined investment strategy of the Fund, and does not relate to any specific asset class or type of security.

7.	Comment: The third paragraph of this section states that the Multi-Strategy International Credit strategy includes derivatives. Please disclose in this section how derivatives will be valued for purposes of the Fund’s policy to invest at least 80% of its assets in credit investments. Please also confirm to us supplementally that the notional value of the Fund’s derivatives will not be used for purposes of this 80% policy.

Response: The Registrant will revise the disclosure as requested. The Registrant supplementally confirms that the notional value of the Fund’s derivatives will not be used for the purposes of this 80% policy.

8.	Comment: The fourth paragraph of this section describes the credit quality of the Fund’s credit investments. Please also provide the Fund’s maturity policy for its credit investments.

Response: The Registrant will add the following disclosure to the first paragraph of the section: “There is no limit on the credit quality, duration or maturity of any investment in the Fund’s portfolio.”

9.	Comment: The sixth paragraph of this section states that the Event-Driven Credit strategy will primarily invest in debt or equity securities. Since equity securities, including preferred stock, and warrants and options on equity securities, are not “credit” investments, please clarify in this section that the Fund’s equity securities will be limited to 20% of the Fund’s assets. Please also make corresponding revisions throughout the prospectus.

Response: The Registrant will revise the disclosure to include the following, which the Registrant believes is responsive to the Staff’s comment and complies with Rule 35d-1:

Under normal market conditions, the Fund’s investments in equity securities, at the time of investment, will be limited to 20% of its total assets.

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10.	Comment: The sixth paragraph of this section also states that the Event-Driven Credit strategy will primarily invest in long and short positions of debt or equity securities. Please confirm to us that the fee table includes, as an expense, an estimate of the interest and dividend expenses paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies 7.116 (July 1, 2017).

Response: The Registrant does not expect to materially use short transactions during the Fund’s first year of operations, as such the fee table does not include, as an expense, an estimate of the interest and dividend expenses on short sale transactions.

Summary of Terms – Expense Limitation Agreement (Page 4)

11.	Comment: Please confirm to us that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the registration statement.

Response: The Registrant confirms that the Expense Limitation Agreement will remain in effect for at least one year from the effective date of the registration statement.

Summary of Terms – Administration (Page 5)

12.	Comment: This section states that the Fund compensates the Administrator for administrative services. Please disclose in this section the rate of compensation paid to the Administrator.

Response: The Registrant will revise the disclosure to include the rate of compensation paid to the Administrator.

Summary of Terms – Distributions (Page 5)

13.	Comment: The first paragraph of this section states that the Fund may pay distributions from offering proceeds. Please disclose in this section that distributions of offering proceeds will constitute a return of capital, which is a return of a portion of a shareholder’s original investment in the Fund. Also, please explain to us why the Fund’s board of trustees believes that it is appropriate for the Fund to make distributions to shareholders from offering proceeds. Additionally, please disclose any other types of distributions that may result in a return of capital.

Response: The Registrant will amend the disclosure to reflect that distributions of offering proceeds will constitute a return of capital, which is a return of a portion of a shareholder’s original investment in the Fund. The Fund believes that it may be appropriate to distribute offering proceeds, from time to time, to maintain a stable level of distributions to shareholders.

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Summary of Fees and Expenses (Page 9)

14.	Comment: Please provide us with a completed fee table and Example in correspondence as soon as possible. Also, please confirm to us that the expenses of the Fund’s investments in ETFs will be included in the fee table. See Instruction 10.a to Item 3 of Form N-2.

Response: A completed fee table will be provided to the Staff when it is available. The Registrant does not expect to materially invest in ETFs during the Fund’s first year of operations, as such the fee table does not include, as an expense, an estimate of acquired fund fees and expenses.

15.	Comment: The first sentence in the paragraph following the Example in this section states that “[t]he examples and the expenses in the table above should not be considered a representation of the Fund’s future expenses.” Please revise this sentence to state that the Example should not be considered a representation of the Fund’s future expenses. See Instruction 11.d to Item 3 of Form N-2.

Response: The Registrant will revise the disclosure as requested.

Risk Factors (Page 8)

16.	Comment: Please revise this section to provide a complete list of principal risks of the Fund (e.g., small capitalization risk, interest rate risk).

Response: The Registrant will revise the disclosure as requested.

Use of Proceeds (Page 13)

17.	Comment: This section states that the net proceeds of this Offering will be invested in accordance with the Fund’s investment objective “as soon as practicable after receipt.” Please disclose in this section how long the Fund expects that it will take to invest all or substantially all the proceeds of this Offering in accordance with the Fund’s investment objective. If the Fund expects the investment period to exceed three months, the reasons for the expected delay should be stated. See Guide 1 to Form N-2.

Response: Unlike with a traditional closed-end fund, the Fund will not conduct an initial public offering that will result in a one-time receipt of substantial proceeds following a single offering. Instead, similar to an open-end fund, the Fund will conduct a continuous offering and will therefore continuously receive flows that will be invested on an ongoing basis. Accordingly, the Fund has revised the referenced disclosure as follows:

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The Fund will invest the net proceeds of its continuous offering on an ongoing basis in accordance with the Fund’s investment objectives and policies as stated below as soon as practicable after receipt of the proceeds, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.

Investment Objective, Opportunities and Strategies – Portfolio Composition (Page 16)

18.	Comment: Structured Credit. Please revise this section to clarify that “CLOs” are collateralized loan obligations.

Response: The Registrant will revise the disclosure as requested.

19.	Comment: Other Types of Investments. This section discloses that the Fund may invest in bank loans. In the discussions of the Fund’s risk factors, please disclose that bank loans may not be securities, and therefore may not have the protections afforded by the federal securities laws.

Response: The Registrant will remove the term “bank loans” as it duplicative of disclosure related to the Fund’s investment in syndicated loans (also called senior loans).

Investment Objective, Opportunities and Strategies – Leverage (Page 18)

20.	Comment: Please disclose in this section whether the Fund has any present intention to issue preferred stock during the first 12 months following effectiveness of this registration statement. If so, please provide corresponding fee table disclosure (e.g., the estimated dividend expense of preferred shares).

Response: At this time, the Registrant does not intend to issue preferred shares within the first 12 months of effectiveness.

Management of the Fund – Investment Personnel (Page 70)

21.	Comment: This section provides information regarding the Fund’s three portfolio managers. Please revise this section to clearly disclose which of the group of portfolio managers described in this section is primarily or jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. See Instruction to Item 9.1.c of Form N-2.

Response: The Registrant will revise the disclosure as requested.

Distributions – Distribution Reinvestment Plan (Page 94)

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22.	Comment: The fourth paragraph of this section states that “[s]hares issued pursuant to the DRP will be subject to the shareholder servicing fee.” Please disclose in the fee table the DRP plan fees that are charged to participating shareholder accounts. Please also briefly describe the basis on which such fees are imposed in a footnote to the fee table. See Instruction 4 to Item 3.1 of Form N-2.

Response: The Registrant has removed the relevant disclosure, as the Fund will not, at this time, pay shareholder servicing fees.

Statement of Additional Information

Investment Restrictions (Page 19)

23.	Comment: (i) This section enumerates six of the Fund’s fundamental policies, and adds a seventh non-enumerated statement regarding the Fund’s fundamental concentration policy as the first sentence in an unrelated discussion of the Fund’s repurchase offers. Please revise this section to include the Fund’s fundamental concentration policy as one of the enumerated fundamental policies.

(ii) Please also include a separate disclosure in this section providing that, as referenced on page 22 of the prospectus and page 2 of the Statement of Additional Information, if a bank loan or loan participation or other similarly-structured investment does not shift to the Fund the direct debtor-creditor relationship with the borrower, the Fund will treat both the lending intermediary and the borrower as “issuers” for purposes of the Fund’s fundamental concentration policy.

Response: (i) The Registrant will enumerate the Fund’s policy regarding investment concentration.

(ii) The Registrant recognizes that the Staff has in the past indicated that a fund should, when investing in a bank loan or loan participation that does not shift to the fund the direct debtor-creditor relationship with the borrower, consider both the borrower and the lending intermediary as "issuers for purposes of the fund’s issuer diversification policy under Section 5(b)(l) of the 1940 Act. See Putnam Diversified Premium Income Trust, SEC No-Action Letter (Jul. 10, 1989), at footnote 2 (the “Putnam No-Action Letter”). The Registrant maintains, however, that the treatment should be distinguishable for purposes of the Fund’s industry concentration policy, and points out that the Putnam No-Action Letter did not suggest that the same treatment applies for purposes of industry concentration. In addition, loan participations typically change in value in response to changes in interest rates and in the actual or perceived credit of the underlying borrower, and normally very little in response to factors affecting the industry of the participating agent or other lending intermediary. Accordingly, the Registrant respectfully declines to make any changes to its disclosure in response to this comment.

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Management of the Fund – Trustees (Page 24)

24.	Comment: The sixth column in this section is captioned “Other Directorships held by the Trustee.” Please revise this section to provide any directorships held by each trustee during the past five years. See Item 18.6(b) of Form N-2.

Response: The Registrant will disclose any directorships held by each trustee during the past five years within the table required by Item 18.1 of Form N-2, which complies with Item 18.6(b).

General Comments

25.	Comment: Please advise us whether FINRA has approved the underwriting terms of the Fund’s offering.

Response: FINRA Rule 5110(8)(C) (“Exempt Offerings”), exempts closed-end investment companies that (i) make periodic repurchase offers pursuant to Rule 23c-3(b) under of the 1940 Act; and (ii) offer their shares on a continuous basis pursuant to Rule 415(a)(1)(xi) under the Securities Act of 1933. As such, the Registrant will not submit the underwriting terms for FINRA review.

26.	Comment: We note that many portions of your filing are incomplete or will be updated by amendment. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Registrant acknowledges the Staff’s comment.

27.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: To the extent the Registrant relies on Rule 430A of the Securities Act to omit certain information from the pre-effective amendment in connection with its request for effectiveness, the Fund will supplementally provide the omitted information to the Staff in the cover letter of the pre-effective amendment for which the Fund intends to rely on Rule 430A.

28.	Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

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Response: At this time, the Registrant has not submitted and does not intend to submit any exemptive applications or no-action requests in connection with the registration statement.

29.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Registrant intends to file a pre-effective amendment pursuant to Rule 472 under the Securities Act incorporating the noted responses to the Staff's comments. The Fund also has filed this letter as correspondence with the Staff via EDGAR.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959 or, in my absence, to Benjamin McCulloch at (312) 569-1109.

Sincerely,

/s/ Joshua Deringer
Joshua Deringer

cc:	Jane Hong Shissler, Esq.
Benjamin McCulloch, Esq.

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